UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-14023

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Corporate Office Properties, L.P. Employee Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Corporate Office Properties Trust

6711 Columbia Gateway Drive, Suite 300

Columbia, Maryland 21046

TABLE OF CONTENTS

FORM 11-K

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Corporate Office Properties, L.P. Employee Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Baltimore, MD
June 28, 2007

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value
Mutual funds	$9,107,504	$7,337,213
Common/collective fund	155,999	173,832
Corporate Office Properties Trust common shares	665,557	257,059
Participant loans	35,030	29,256
Plan investments	9,964,090	7,797,360

Receivables
Employer contribution (Note 4)	155,421	139,183
Participant contributions	36,788	103,536
Total receivables	192,209	242,719

Total assets	10,156,299	8,040,079

Liabilities
Corrective distributions payable (Note 4)	100,436	86,384
Other distribution payable	2,832	—
Total liabilities	103,268	86,384

Net assets reflecting all investments at fair value	10,053,031	7,953,695

Adjustment to contract value
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,337	1,463

Net assets available for benefits	$10,054,368	$7,955,158

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Investment income
Interest and dividend income	$370,732
Net appreciation in fair value of investments	821,436
Total investment income	1,192,168

Contributions
Employee	1,392,588
Employer (Note 4)	437,303
Total contributions	1,829,891

Net additions	3,022,059

Deductions
Benefits paid	896,253
Corrective distributions (Note 4)	26,091
Administrative expenses (Note 2)	505
Total deductions	922,849

Net increase	2,099,210

Net assets available for benefits
Beginning of year	7,955,158
End of year	$10,054,368

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Notes to Financial Statements

1.             Description of Plan

The following description of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions.

General

Corporate Office Properties, L.P. (the “Company”), which conducts almost all of Corporate Office Properties Trust’s operations and for which Corporate Office Properties Trust is the sole general partner, maintains the Plan for the benefit of the Company’s employees, as well as of those of its qualifying subsidiaries, who have completed 60 days of employment and are at least 21 years of age.  However, the Plan does not cover any employees who are nonresident aliens who have no source of income within the United States from the Company.  The Plan is a defined contribution pension plan intended to be qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan allows participants to invest in common shares of beneficial interest, par value $0.01 per share, of Corporate Office Properties Trust (“common shares”).  The Plan administrator for the Plan is the Company and T. Rowe Price Trust Company is the Trustee for the Plan.

Contributions

Participants may contribute up to 15% of their compensation, as defined in the Plan, per pay period on a before-tax basis, subject to limitations under the IRC.  Participants may also contribute up to 15% of their compensation per pay period on an after-tax basis.  Total before-tax contributions and after-tax contributions are limited to 15% of compensation.  Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit.  Participants may rollover amounts from traditional individual retirement accounts (“IRAs”), 403(b) plans, 457 plans and other qualified retirement plans into the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Company matches 50% of the first 6% of pre-tax and/or after-tax contributions that a participant contributes to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions and an allocation of Plan earnings (losses).  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their contributions and related earnings thereon. Vesting in the Company’s contributions portion of Participant accounts is based on years of continuous service.  A participant is 30% vested in Company matching contributions after one year of credited service, 60% vested after two years of credited service and 100% vested after three years of credited service.

Participant Loans

Participants are eligible to obtain loans from the Plan, not to exceed the lesser of $50,000 or 50% of the vested balance of the participant’s account.  The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates, as determined by the Plan administrator.  At December 31, 2006, interest rates on participant loans ranged from 5.25% to 9.25% and the maturity dates on such loans ranged from May 2007 through November 2011.  Repayment of participants’ loan principal and interest is submitted through bi-weekly payroll deductions from such participants.

Payment of Benefits

Upon termination of service, whether by death, disability, retirement or otherwise leaving the Company and its qualifying subsidiaries, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period.  Alternatively, a participant or applicable beneficiary may request that the Company make a direct transfer to another eligible retirement plan.  In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed.

Forfeitures

Nonvested Company contributions are forfeited on the date a participant terminates employment with the Company or its qualifying subsidiaries.  Forfeitures are available for the Company to apply against future Company contributions.  Forfeited nonvested accounts totaled $72,918 at December 31, 2006 and $60,905 at December 31, 2005.  No forfeited nonvested accounts were used to reduce Company contributions during 2006.

Investment Options

The Plan provides 22 T. Rowe Price mutual funds and one T. Rowe Price common/collective fund in which participants may choose to invest.  In addition, the participants of the Plan may also choose to invest in Corporate Office Properties Trust’s common shares.

Recent Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (the “FASB”) Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans” (the “FSP”).  The FSP requires that the Plan’s fully benefit-responsive investments be presented in the Statement of Net Assets Available for Benefits at fair value rather than contract value, as they were previously reported.  The FSP also requires that the Statement of Net Assets Available for Benefits present adjustments from fair value to contract value for the Plan’s fully benefit-responsive investment contracts.  The FSP was applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”).   SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  The Statement does not require any new fair value measurements but does apply under other accounting pronouncements that require or permit fair value measurements.  The changes to current practice resulting from the Statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged.  We do not believe the adoption of SFAS 157 will have a material impact on the financial statements.

2.             Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year end.  The T. Rowe Price Stable Asset Fund is benefit-responsive and, therefore, is valued at fair value, with an adjustment to arrive at contract value based on information reported on the audited financial statements of the fund at year end.  Investments in Corporate Office Properties Trust’s common shares are valued at the closing market price of such shares at the end of the respective periods, as reported on the New York Stock Exchange.  Participant loans are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

Administrative Expenses

All costs and expenses incurred in connection with administration of the Plan are paid by the Company with the exception of loan fees, which are charged against the respective participants’ accounts.

3.             Investments

The following presents the value and number of shares held of each investment that represents five percent or more of the Plan’s net assets as of the end of the respective periods:

	Value of Investments at		Number of Shares Held
	December 31,		at December 31,
	2006	2005	2006	2005
T. Rowe Price Mid-Cap Growth Fund	$1,609,143	$1,570,157	29,971	29,002
T. Rowe Price Equity Index 500 Fund	1,175,641	1,003,057	30,905	29,897
T. Rowe Price Small-Cap Value Fund	943,283	911,280	22,890	24,689
T. Rowe Price Growth Stock Fund	941,353	787,812	29,761	27,740
T. Rowe Price Equity Income Fund	674,614	546,347	22,830	21,078
Corporate Office Properties Trust common shares	665,557	N/A	13,187	N/A
T. Rowe Price Balanced Fund	521,265	444,127	24,484	22,465
T. Rowe Price International Stock Fund	504,157	N/A	29,956	N/A

The Plan’s investments appreciated in value by $821,436 in the year ended December 31, 2006 (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year). This appreciation was attributable to the following: $666,338 to investments in registered investment companies; $155,098 to investments in Corporate Office Properties Trust common shares; and $0 to investments in a common/collective fund.

4.             Corrective Distributions

The Statement of Net Assets Available for Benefits reflects corrective distributions to participants classified as Highly Compensated Employees under IRC section 414(q) (“HCEs”) in order to remediate excess contributions made by such participants to the Plan; these distributions are included on (a) the Statement of Changes in Net Assets Available for Benefits as corrective distributions totaling $26,091 in 2006 and (b) the Statement of Net Assets Available for Benefits as corrective distributions payable totaling $100,436 at December 31, 2006 and $86,384 at December 31, 2005.

The Plan financial statements also reflect additional employer contributions being made to participants not classified as HCEs to complete the remediation of a portion of the excess contributions made by HCEs described above; these contributions are included on (a) the Statement of Changes in Net Assets Available for Benefits as employer contributions totaling $26,020 in 2006 and (b) the Statement of Net Assets Available for Benefits as employer contributions receivable totaling $100,436 at December 31, 2006 and $74,416 at December 31, 2005.

5.             Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan and discontinue its contributions at any time, subject to the provisions of ERISA.  In the event of termination, participants become 100% vested in their accounts.

6.             Related Parties

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Associates.  T. Rowe Price Associates and T. Rowe Price Trust Company are subsidiaries of T. Rowe Price Group, Inc.  Transactions with the Trustee, T. Rowe Price Trust Company, therefore qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

During 2006, the Plan purchased 8,847 common shares of Corporate Office Properties Trust for $391,231 and sold 2,893 of such shares for $137,830.  The Plan held 13,187 common shares valued at $665,557 at December 31, 2006 and 7,233 common shares valued at $257,059 at December 31, 2005.

7.             Income Tax Status

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan administrator received a favorable determination letter dated July 13, 2005.

8.             Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.             Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$10,054,368	$7,955,158
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,337)	(1,463)
Net assets available for benefits per the Form 5500	$10,053,031	$7,953,695

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31,
2006
Total investment income per the financial statements	$1,192,168
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,337)
Total investment income per the Form 5500	$1,190,831

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006
		(c)
		Description of investment
(a)	(b)	including maturity date, rate of		(e)
	Identity of issue, borrower, lessor	interest, collateral, par or	(d)	Current
	or similar party	maturity value	Cost**	Value

*	T. Rowe Price Mid-Cap Growth Fund	Registered investment company		$1,609,143
*	T. Rowe Price Equity Index 500 Fund	Registered investment company		1,175,641
*	T. Rowe Price Small-Cap Value Fund	Registered investment company		943,283
*	T. Rowe Price Growth Stock Fund	Registered investment company		941,353
*	T. Rowe Price Equity Income Fund	Registered investment company		674,614
*	T. Rowe Price Balanced Fund	Registered investment company		521,265
*	T. Rowe Price International Stock Fund	Registered investment company		504,157
*	T. Rowe Price New Horizons Fund	Registered investment company		415,257
*	T. Rowe Price Retirement 2020 Fund	Registered investment company		399,822
*	T. Rowe Price Retirement 2025 Fund	Registered investment company		365,159
*	T. Rowe Price Retirement 2030 Fund	Registered investment company		352,296
*	T. Rowe Price New Income Fund	Registered investment company		285,373
*	T. Rowe Price Media & Telecommunications	Registered investment company		240,685
*	T. Rowe Price Science & Technology Fund	Registered investment company		206,619
*	T. Rowe Price Retirement 2040 Fund	Registered investment company		197,808
*	T. Rowe Price Retirement 2035 Fund	Registered investment company		161,819
*	T. Rowe Price Retirement 2010 Fund	Registered investment company		41,195
*	T. Rowe Price Extended Equity Market Index	Registered investment company		28,755
*	T. Rowe Price Retirement 2045 Fund	Registered investment company		21,954
*	T. Rowe Price Retirement Income Fund	Registered investment company		15,211
*	T. Rowe Price Retirement 2005 Fund	Registered investment company		3,200
*	T. Rowe Price Retirement 2015 Fund	Registered investment company		2,895
	Registered investment companies			9,107,504
*	T. Rowe Price Stable Value Fund	Common/collective fund		155,999
*	Corporate Office Properties Trust common shares	Common shares of the Company		665,557
*	Participant loans	Interest rates ranging from 5.25% to 9.25%, maturity dates ranging from May 2007 through November 2011		35,030
				$9,964,090

* Denotes party-in-interest as defined by ERISA.

** Cost information not required for participant-directed accounts.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORPORATE OFFICE PROPERTIES, L.P. EMPLOYEE
RETIREMENT SAVINGS PLAN

	By:	CORPORATE OFFICE PROPERTIES, L.P.,
the Plan administrator

	By:	CORPORATE OFFICE PROPERTIES TRUST,
the sole general partner

Date: June 28, 2007	By:	/s/ Randall M. Griffin
Randall M. Griffin
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23	Consent of Independent Registered Public Accounting Firm